UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2006

Commission File Number 000-29546

Adastra Minerals Inc.

(Translation of registrant's name into English)

St. George’s House, 15 Hanover Square, London, England W1S 1HS

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒     Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADASTRA MINERALS INC.

(Registrant)

Date	February 13, 2006
By:
/s/ Paul C. MacNeill

Paul C. MacNeill

Director

Adastra
Minerals

"Fighting Opportunism"

The Indaba Conference

Cape Town
8th February 2006

Cautionary Statement

The information contained in this presentation has been prepared by Adastra Minerals Inc. (the "Company"). It has not been independently verified and is subject to updating, revision and further amendment. It does not purport to contain all information that a prospective investor may require. It is only presented to persons to whom the presentation may be made without contravening the financial promotion prohibition in Section 21 of the Financial Services and Markets Act 2000 ("the FSMA"). Those persons are described in the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 ("Order") and includes persons who have professional experience in matters relating to investments and who fall within the category of person set out in Article 19 (investment professionals) of the Order. Any other person who by mistake attends this presentation should not rely or act upon it. By attending this presentation, the attendees represent and warrant that they are a person to whom the presentation may be made without contravention of Section 21 of the FSMA.

This presentation has not been approved by an authorised person as is required by Section 21 of the FSMA and therefore it will only be distributed in accordance with an exemption to Section 21 of the FSMA. No securities or similar regulatory authority in Canada or the United States of America has in any way passed on any of the information presented herewith.

While the information contained herein has been prepared in good faith, neither the Company nor any of its shareholders, directors, officers, agents, employees or advisers give, has given or has authority to give, any representations or warranties (express or implied) as to, or in relation to, the accuracy, reliability or completeness of the information in this presentation, or any revision thereof, or of any other written or oral information made or to be made available to any interested party or its advisers (all such information being referred to as "Information") and liability therefore is expressly disclaimed. Accordingly, neither the Company nor any of its shareholders, directors, officers, agents, employees or advisers take any responsibility for, or will accept any liability in respect of, the accuracy or completeness of the Information or for any of the opinions contained herein or for any errors, omissions or misstatements or for any loss, howsoever arising, from the use of this presentation.

While every effort has been made to ensure that the Information complies with the requirements of Canadian Securities Administrators' National Instrument 43-101, "Standards of Disclosure for Mineral Projects ("43-101"), additional information as required for written disclosures by 43-101, including Technical Reports, the Company's Annual Report on Form 20-F filed in Canada as an Annual Information Form, News Releases and Material Change Reports, can be found in documents filed on the Canadian Securities Administrators' SEDAR website (www.sedar.com).

Neither this presentation nor any part of its contents is to be taken as any form of commitment on the part of the Company to proceed with any transaction and the right is reserved to terminate any discussions or negotiations with any prospective investors. The Company is not responsible for any costs, losses or expenses incurred in connection with any appraisal or investigation of the Company. The Company does not undertake or agree to any obligation to provide the recipient with access to any additional information or to update this presentation or to correct any inaccuracies in, or omissions from, this presentation which may become apparent.

This presentation should not be considered as the giving of investment advice by the Company or its shareholders, directors, officers, agents, employees or advisers. Each party who attends this presentation must make its own independent assessment of the Company after making such investigations and taking such advice as may be deemed necessary. In particular, any estimates or projections or opinions contained herein necessarily involve significant elements of subjective judgement, analysis and assumptions and each recipient should satisfy itself in relation to such matters.

This presentation has been presented for informational purposes only and does not constitute or form a part of, and should not be construed as, an offer to sell or invitation to purchase securities of the Company and should not be relied on in connection with a decision to purchase any such securities. Neither this presentation, nor any of the Information forms part of, or may be relied on in connection with, any contract or commitment involving the Company. Any decision to purchase securities from the Company should be taken on the basis of information contained in a prospectus or other offering document that may be issued in connection with any such offering of securities by the Company.

No prospectus has been registered in the United Kingdom or elsewhere and no offer is being made in the United Kingdom in circumstances which would require a prospectus to have been registered in the United Kingdom under the Public Offers of Securities Regulations 1995.

This presentation may contain "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, concerning, among other things, the Company's plans for its properties or property interests, and the Company's plans for future growth, future debt and equity financings, and resource estimates and economic projections. "Forward-looking statements" are any statements that express, or involve discussions with respect to, predictions, expectations, plans, projections, objectives, assumptions or future events or performance.

Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits, results of initial feasibility, pre-feasibility and feasibility studies, and the possibility that the results of future exploration, development or mining will not be consistent with the Company's expectations, due to unanticipated difficulties, including reduced metal recoveries, accidents, equipment breakdowns, labour disputes, deficiencies in feasibility studies, political risks involving the Company's operations in Democratic Republic of Congo,Angola and Zambia, and the policies of other nations, or agencies, in respect of those countries, other unexpected costs and expenses, commodity price fluctuations, failure to obtain adequate financing on a timely basis and other risks and uncertainties.

Forward-looking statements are based on the beliefs, estimates and opinions of management at the date the statements are made. The Company does not undertake to update forward-looking statements if management's beliefs, estimates or opinions or other circumstances should change.

FQM's Opportunistic Offer

1 First Quantum share for every 17½ Adastra shares gives Adastra shareholders 7% of the combined company


7%
93%
Adastra (fully diluted)
FQM (fully diluted)

Adastra Minerals

Source: FQM Bid Circular (2nd February 2006)

FQM's Opportunistic Offer

We calculate that Adastra would contribute 21% of Copper Equivalent 2009 Production



Based on US$1.10 per pound copper
US$12.0 per pound cobalt
US$450 per oz gold


21%
79%

Adastra Minerals

Source:
Adastra: Preliminary DFS;
FQM: Annual Reports (Frontier production is a 2008 figure)

FQM's Opportunistic Offer

This would translate into a 2009 EBITDA contribution by Adastra of 27%



Based on US$1.10 per pound copper
US$12.0 per pound cobalt
US$450 per oz gold


27%
73%

Adastra Minerals

Source:
Adastra (Preliminary DFS Results)
FQM –(Canaccord Research) assuming long term prices

FQM's Opportunistic Offer

But Adastra would contribute
45% of Recoverable Copper Equivalent Resources



Based on US$1.10 per pound copper
US$12.0 per pound cobalt
US$450 per oz gold


55%
45%

Adastra Minerals

Source:
Adastra Company Reports
FQM Company Reports and Canaccord Research

FQM's Offer is Opportunistic Because

- **The Kolwezi Tailings Project is very well advanced**
- **Adastra has clear and unequivocal title to the Project and all necessary DRC environmental permits**
- **The Definitive Feasibility Study and the Environmental and Social Impact Assessment are only a month from finalisation**
- **The DFS should show a net present value no lower than the December 2004 inception report on the same metal prices and discount rates**
- **The project financing is well advanced and the Royal Bank of Scotland, Investec and the IDC have been mandated to arrange up to $195 million of senior loan finance on competitive terms.**
- **Other multilateral and bilateral lenders have expressed interest of over $150 million - more than is required to fully finance project including capital overrun facilities**
- **Negotiations are well advanced to place all of copper and 50% of cobalt on long term contracts**

Adastra
Minerals



Adastra is entering phase of highest value added


Gammon Lake (Ocampo)
Jericho (Tahera)
Newcrest (Telfer)
Kingsgate (Chatree)
Average
99%
Alamos (Mulatos)
Kenmare (Moma)
Aber Diamonds (Diavik)
Golden Star (Wassa)
Yamana Gold (Sao Francisco)
Meridian (El Penon)
Griffin Mining (Caijiaying)
0%
50%
100%
150%
200%

Share price appreciation one year before completion of project funding to six months following
Average appreciation = 99%

Source: Company Reports and Bloomberg

FQM's bid premium(1) is "inadequate"


Rio Tinto/Ashton
De Beers/Winspear
Implats/Zimplats
Goldcorp/Virginia
FNX/Aurora Platinum
Placer Dome/Aurion
CVRD/Canico
Petra/Crown Diamonds
Average
50%
Straits/Tritton
Golden Star/St Jude
Eldorado/Afcan
Meridian/Brancote
Harmony/Hill 50
Cleveland
Oxiana/Minotaur
Lionore/MPI
De Beers/ICH
Lionore/Dalrymple
Crosby /Tethyan
Harmony/Abelle
First Quantum/Adastra
6%
0%
50%
100%
150%

The premium offered by FQM on the average of the 20 days preceding the bid was a mere 6% against a recent industry average of 50%

Adastra Minerals

Note 1

Premium paid for recent successful precedent transactions involving single asset mining companies 20 trading days prior to the date of the announcement of the transaction.

Source: SDC Platinum

FQM's Offer is Opportunistic

- **FQM's share price is highly volatile and has risen sharply in response to the current very high price of copper**
- **Is it wise to switch from a cobalt producer when the metal price is below the long term average into a copper producer when the copper price is at an all time high?**
- **Fails adequately to value Kolwezi and makes no allowance for value of other assets**
  - **Sub-surface mineralisation**
  - **Kipushi option**
  - **Solwezi exploration licence**
  - **Cash and receivables**

Adastra Minerals

FQM's Opportunistic Offer

- **The case for a merger of FQM and AAA may seem compelling**
- **BUT not for Adastra's shareholders on these terms**
- **A disproportionate share of the benefits accrue to FQM's shareholders**
- **That is why over 50% of Adastra's shareholders have informed the Board that they do not find FQM's offer attractive and would support the Board in rejecting it.**
- **These shareholders include Prudential M&G (14.8%), Merrill Lynch (5.2%) and Jean-Raymond Boulle, Adastra's founder (7.8%).**

Adastra
Minerals



The Kolwezi Tailings Project


Adastra
Minerals

Kolwezi – Attractive Economics

- Minimal mining costs due to use of hydraulic mining methods
- SXEW mineral processing at ambient temperature and atmospheric pressure
- Very low overall operating costs
- Low operational leverage
- Rapid payback of total project costs - expected to be less than $350 million

Adastra
Minerals



Kolwezi – The Definitive Feasibility Study Imminent

- The DFS is due for completion in early March 2006 produced by Murray & Roberts and GRD Minproc
- It will demonstrate the robust economic viability of the project – with the following parameters

Throughput	**2.30mt per annum**
Production	**33,200 tpa of copper** **5,900 tpa of cobalt**
Total Project Costs	**< $350 mn**
Estimated operating cost	**$30.6 per tonne**
Estimated revenues per tonne @ Cu 1.10/lb – Co $12/lb	**$102.6 per tonne**

Adastra Minerals

Kolwezi – Environmental & Social

- Environmental Adjustment Plan approved by DRC Ministry of Mines in August 2005
- Extensive consultation with local communities
- Environmental and Social Impact Assessment being produced to World Bank standards with close cooperation from IFC and IDC
- Final report will be completed in March 2006
- Likely to conclude that project has very limited environmental impact and very positive social impact

Adastra Minerals

Kolwezi – Mitigated Risks

- Almost no geological or mining risks



Adastra Minerals

Kolwezi – Mitigated Risks

- Almost no geological or mining risks
- Established solvent extraction technology proven by 12 month pilot plant program and extensive subsequent test-work



Kolwezi – Mitigated Risks

- Almost no geological or mining risks
- Established solvent extraction technology proven by 12 month pilot plant program and extensive subsequent test-work
- Use of latest cost-effective design practices
- Environmental clean-up of a degraded "brownfield" site
- Direct equity participation of IFC (World Bank) and IDC (South
- African government)

Adastra
Minerals

Kolwezi - The Ownership Structure


Adastra
100%
IDC
IFC
CMD
Gécamines
GDRC
10%
7.5%
65.0%
12.5%
5%
KMT

CMD – **Congo Mineral Development Limited**
GDRC – **Government of the Democratic Republic of the Congo**
KMT – **Kingamyambo Musonoi Tailings SARL**

Adastra Minerals

Both the IFC and IDC are expected to contribute project equity, provide sponsor support to lenders and extend loan finance



Kolwezi – Mitigated Risks

- Almost no geological or mining risks
- Established solvent extraction technology proven by 12 month pilot plant program and extensive subsequent test-work
- Use of latest cost-effective design practices
- Environmental clean-up of a degraded "brownfield" site
- Direct equity participation of IFC (World Bank) and IDC (South African government)
- Improving governance in the DRC as it moves to democratic elections
- Fixed price, lump sum, EPC contract
- Political risk cover available for lenders
- Price-protection cobalt off-take contracts under negotiation

Adastra
Minerals

Kolwezi – Project Financing Advanced

- Royal Bank of Scotland mandated as senior arranger for international commercial tranche – US$75 million
- Investec and IDC jointly mandated on the ECIC supported South African tranche – US$120 million
- Other bilateral and multilateral lenders have offered senior and subordinated loans amounting to >US$150 million
- Capital overrun facility of $30 million
- Investigating means of raising project equity without share issuance
- Intention to embark on due diligence and documentation immediately following publication of DFS and ESIA

Adastra Minerals



Cobalt and Industrial Production



40
30
20
10
0
-10
-20
-30
-40
-50
1971 1973 1975 1977 1979 1981 1983 1985 1987 1989 1991 1993 1995 1997 1999 2001 2003
Industrial Production
Cobalt

Adastra Minerals

Cobalt Demand



120
100
80
60
40
20
0
000's tonnes
1995
2000
2005(e)
2010(e)
2015(e)
2020(e)
Others
Carboxylates
Catalysts
Batteries
Magnets
Cutting Tools etc
Superalloys

Source: CRU

Adastra Minerals

Cobalt Supply


120
100
80
60
40
20
0
000's tonnes
1995
2000
2005(e)
2010(e)
2015(e)
2020(e)
Possible
Stockpiles
Scrap
Gecamines
Primary
By Products

Source: CRU

Adastra Minerals

Kolwezi – The Building Blocks to an Independent and Successful Future


Market Entry
Financial Returns
Brownfield Expansion
EPC Contact
Plant Construction starts 2H 2006
First Metal Mid 2008
Feasibility Study
Offtake Contracts
Project Finance
Large Mineral Resource
Attractive Economics
Mitigated Risks
Financial Capacity

Adastra Minerals



Adastra – Achieving Proper Value


FIGHT
OPPORTUNISM
Adastra Shareholders
Rule OK

Adastra Minerals